SOUTHWESTERN PUBLIC SERVICE COMPANY

EXHIBIT 12. Statement of Computation of Ratio of Earnings
    (not covered by Report of Independent Public Accountants)
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                                                                Twelve Months Ended
                                                                   March 31, 1997
                                                            (In Thousands, Except Ratios)
Computation of Ratio of Earnings to Fixed Charges:
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Fixed charges, as defined:
         Interest on long-term debt .............................     $  46,135
         Dividends on SPS obligated mandatorily redeemable
            preferred securities of subsidiary trust ............         3,489
         Amortization of debt premium, discount and expense .....           668
         Other interest .........................................         5,832
         Estimated interest factor of rental charges ............         1,245
                           Total fixed charges ..................     $  57,369

Earnings as defined:
         Net earnings per statement of earnings .................     $  97,299
         Fixed charges as shown .................................        57,369
         Income taxes:
                  Federal-current ...............................        47,093
                  Federal-deferred ..............................         7,842
                  State .........................................         1,907
         Investment tax credits .................................          (250)
         Earnings available for fixed charges ...................     $ 211,260
Ratio of earnings to fixed charges ..............................          3.68
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